SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 23, 2010

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Announcement of LM Ericsson Telephone Company, dated February 23, 2010 regarding “ALL SHARES IN LHS ACQUIRED.”

PRESS RELEASE February 23, 2010

ALL SHARES IN LHS ACQUIRED

•	Remaining minority shareholders have sold their shares

The remaining minority shareholders in LHS AG (Deutsche Börse: LHS400) have sold their shares to Ericsson (NASDAQ:ERIC) through a squeeze-out process. This process was resolved at an extra-ordinary shareholders’ meeting on December 21, 2009. As of February 9, 2010, Ericsson is registered as owner of 100% of the shares in LHS AG and de-listing from Deutsche Börse, Frankfurt am Main, is soon to be finalized.

LHS is a leading billing and customer care software and services company. With the acquisition Ericsson combines its prepaid solutions with LHS postpaid offerings and provides a fully integrated convergent charging and billing solution for mobile and fixed operators. There are now 1 billion subscribers charged and billed using Ericsson and LHS solutions.

Notes to editors:

Ericsson announces cash offer to acquire LHS

Ericsson acquires 84 percent of LHS shares

Our multimedia content is available at the broadcast room:

www.ericsson.com/broadcast_room

Ericsson is the world’s leading provider of technology and services to telecom operators. Ericsson is the leader in 2G, 3G and 4G mobile technologies, and provides support for networks with over 2 billion subscribers and has the leading position in managed services. The company’s portfolio comprises mobile and fixed network infrastructure, telecom services, software, broadband and multimedia solutions for operators, enterprises and the media industry. The Sony Ericsson and ST-Ericsson joint ventures provide consumers with feature-rich personal mobile devices.

Ericsson is advancing its vision of being the “prime driver in an all-communicating world” through innovation, technology, and sustainable business solutions. Working in 175 countries, more than 80,000 employees generated revenue of SEK 206.5 billion (USD 27.1 billion) in 2009. Founded in 1876 with the headquarters in Stockholm, Sweden, Ericsson is listed on OMX NASDAQ, Stockholm and NASDAQ New York.

PRESS RELEASE February 23, 2010

www.ericsson.com

www.twitter.com/ericssonpress

www.facebook.com/technologyforgood

www.youtube.com/ericssonpress

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Public & Media Relations

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

PRESS RELEASE February 23, 2010

UPCOMING EVENTS

Ericsson’s Capital Markets Day, Stockholm, Sweden, May 5-6

Ericsson Business Innovation Forum, Shanghai, China, May 17-18

For more information please contact the Ericsson Media Relations Team.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General Counsel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: February 23, 2010